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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM F-X
           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING


A.        Name of issuer or person filing ("Filer"): COGNICASE Inc.

B.        This is:

          |X|      an original filing for the Filer

          |_|      an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

          Name of registrant:                           COGNICASE Inc.

          Form type:                                    Schedule 14D-9F

          File Number:                                  005-50490

          Filed by:                                     COGNICASE Inc.

          Date Filed:                                   December 23, 2002 (filed
                                                        concurrently)

D. The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

                                            111 Duke Street, 9th Floor
                                            Montreal, Quebec, Canada  H3C 2M1
                                            (514) 288-8998

E. The Filer designates and appoints CT Corporation System ("Agent") located at:

                                            CT Corporation
                                            101 Federal Street
                                            Boston, MA 02110
                                            (617) 757-6400

          as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

          (a) any investigation or administrative proceeding conducted by the Commission; and


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          (b)  any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Schedule 14D-9F filed on December 23, 2002, or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such
          Schedule 14D-9F relates has ceased reporting under the Exchange Act.

          The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such six-year period by amendment of this Form F-X, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statement described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form F-X, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.


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                                 FILER SIGNATURE


     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Country of Canada on December 23, 2002.




                                 COGNICASE INC.



                                 By: /s/ Benoit Dube
                                     --------------------------------------
                                     Benoit Dube
                                     Executive Vice President,
                                     Chief Legal Officer and
                                     Corporate Secretary


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                     AGENT FOR SERVICE OF PROCESS SIGNATURE


     This statement has been signed by the following person in the capacity indicated on December 23, 2002.




                                     CT CORPORATION SYSTEM



                                     By: /s/ Salvina Amenta-Gray
                                         ----------------------------------
                                         Salvina Amenta-Gray
                                         Special Assistant Secretary


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